Exhibit 99.1

BTQ's QPerfect Division Launches GPU-Accelerated QLEO with NVIDIA CUDA-Q Compatibility in Partnership with Quobly

Collaboration accelerates quantum simulations by orders of magnitude, expanding global access to hybrid quantum computing and advancing the path toward industrial-scale quantum systems

•	GPU-Accelerated QLEO Launch: QPerfect and Quobly unveil the next-generation QLEO emulator, powered by QPerfect's MIMIQ engine and fully compatible with NVIDIA CUDA-Q, delivering up to 100× faster quantum simulations.
•	Bridging Quantum and Classical Systems: The collaboration expands access to hybrid quantum-classical computing, enabling developers and researchers to design, test, and scale quantum algorithms seamlessly across GPU and CPU environments.
•	Driving Quantum Industrialization: Unveiled at the Supercomputing Conference (SC25), the launch showcases European leadership in quantum innovation and advances BTQ's mission to accelerate quantum-secure, industrial-scale computing worldwide.

VANCOUVER, BC, Nov. 18, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that its QPerfect SA ("QPerfect") division, the emulation and control specialist for neutral atom systems, and Quobly, a pioneer in quantum microelectronics, have announced an upgrade to their quantum emulator, QLEO ("Quobly Logical Emulator Online"). The launch coincides with the Supercomputing Conference (SC25), highlighting the global collaboration and European innovation driving the next generation of hybrid quantum computing.

Powered by QPerfect's MIMIQ engine, this second-generation release introduces GPU acceleration and full NVIDIA CUDA-Q compatibility, enabling developers, researchers, and industry partners to simulate quantum algorithms at unprecedented speed and scale. With this upgrade, QLEO delivers faster, larger-scale quantum simulation on NVIDIA accelerated computing, evolves into a more accessible and powerful platform for the quantum community, and marks an essential milestone in Quobly's industrialization roadmap toward an operational quantum computer

A leap forward in quantum emulation

The upgraded QLEO integrates a powerful GPU-accelerated engine leveraging the NVIDIA cuQuantum SDK, unlocking massive performance gains for quantum simulation. This update brings native CUDA-Q support, allowing developers to write quantum circuits in CUDA-Q and run them directly on QLEO without code changes. By utilizing NVIDIA accelerated computing, the upgrade significantly broadens accessibility, giving the QLEO community an industry-leading toolset to explore quantum algorithms.

A powerful upgrade for developers and researchers

The upgraded QLEO, powered by QPerfect's robust MIMIQ engine, delivers a seamless and reliable simulation environment tailored to the needs of the quantum community. By leveraging NVIDIA accelerated computing and the cuQuantum SDK, QLEO achieves over 100x speedups compared to CPU-only simulation. This new GPU backend not only unlocks massive performance gains but also enables users to design, test, and rapidly iterate on their algorithms with the speed and flexibility of an industry-leading HPC platform. Thanks to direct CUDA-Q integration, developers can design circuits in CUDA-Q and run them directly on QLEO - without code changes. This dramatically simplifies the development of hybrid quantum-classical applications, allowing quantum kernels - simulated on either GPU or CPU backends - to be seamlessly integrated within C++ or Python workflows, ensuring smooth adoption by both industrial and academic users.

Seamless access to NVIDIA infrastructure

With CUDA-Q and cuQuantum integration, QLEO can take full advantage of NVIDIA accelerated computing already deployed in leading data centers and cloud platforms worldwide. This ensures that advanced quantum simulation is not only faster but also broadly available to developers and researchers, whether on large-scale infrastructure or personal machines.

Why this matters for industry and research

Quantum circuit simulation is a cornerstone for advancing quantum algorithm development. CPU-only approaches quickly hit performance limits; GPU acceleration changes the equation. The upgraded QLEO addresses these challenges, enabling larger-scale simulations and accelerating innovation in areas such as quantum chemistry, combinatorial optimization, materials discovery, quantitative finance, pharmaceutical development, and artificial intelligence.

"By integrating GPU acceleration and full CUDA-Q compatibility, we are empowering our community to explore quantum-classical workflows at unprecedented scale and speed, a key step toward bridging emulation, cloud access, and future hardware. This aligns perfectly with Quobly's industrialization strategy, shortening the path from emulation to a fully operational quantum machine", said Maud Vinet, CEO and co-founder of Quobly.

"With native CUDA-Q support, QLEO now provides a direct on-ramp to NVIDIA GPU infrastructure, empowering our community to accelerate their hybrid quantum-classical workflows", said Guido Masella, CTO & co-founder of Qperfect. "By enabling GPU acceleration, users can now run quantum simulations an order of magnitude faster on GPU than on CPU, all while leveraging the advanced features and optimizations of the MIMIQ backend".

"The launch of GPU-accelerated QLEO represents another major milestone in bringing quantum computing from the lab to scalable, real-world applications," said Olivier Roussy Newton, CEO of BTQ Technologies. "By integrating NVIDIA CUDA-Q and leveraging QPerfect's MIMIQ engine, we're bridging the gap between simulation and hardware - accelerating the path toward hybrid quantum systems that will power the next era of secure, high-performance computing."

Availability

The new generation of QLEO is already operational and available to users on OVHcloud Quantum Platform. It can also be installed locally on a personal computer via a simple pip install command.

About Quobly

Quobly is a pioneer in quantum microelectronics, developing silicon-based quantum chips using proven semiconductor manufacturing processes. Founded in 2022 in Grenoble, France, the company builds on over 15 years of collaborative research between world-class institutions CEA-Leti and CNRS, combining expertise in quantum physics and microelectronics. Co-founded by Maud Vinet, Ph.D. in quantum physics, author of 300+ papers and 70+ patents, and Tristan Meunier, a leading expert in semiconductor quantum engineering trained under Nobel laureate Serge Haroche, Quobly bridges science and industry to make quantum computing scalable and manufacturable.
The company has a strategic partnership with STMicroelectronics to accelerate the industrialization of its silicon quantum chips. In 2023, Quobly raised #eu#19 million, a record European seed round for a quantum hardware startup, followed in 2025 by #eu#21 million to advance its Q100T program, a key step toward fault-tolerant quantum computing.
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About Qperfect

QPerfect is a French quantum computing company based in Strasbourg, led by a team of scientists and engineers recognized for their pioneering work in neutral atom physics, quantum optics, and quantum software engineering, and specializing in quantum computing and quantum design automation. Founded in 2023, the deeptech company has received the i-Lab Grand Prix and provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers.

At the core of QPerfect's innovation is the Quantum Logical Unit (QLU), a multi-layered framework designed to accelerate quantum development. Its flagship product, MIMIQ, forms the first layer of the QLU and offers a cutting-edge platform that executes quantum algorithms with unmatched speed, accuracy, and flexibility - surpassing existing simulators and current quantum computers. For more information, please visit https://qperfect.io

About BTQ

BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com; Quobly media contacts, quobly@wireside.com

CO: BTQ Technologies Corp.

CNW 07:30e 18-NOV-25